

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2010

Mail Stop 4631

<u>**Via U.S. mail**</u>

Yanzhang Li
Chairman, President and CEO
Advanced Pipe Fitting Technologies, Inc. c/o
Jay Smith, Esq.
Novi & Wilkin, Attorneys at Law
1325 Airmotive Way, Suite 140
Reno, NV 89502

Re: **Advanced Pipe Fitting Technologies, Inc.**
        Registration Statement on Form S-1
        Filed on: January 19, 2010
        File No.: 333-164396

Dear Mr. Li:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include on the cover page of the registration statement the address, including zip code, and telephone number, including area code, of your principal executive offices.

Mr. Yanzhang Li
Advanced Pipe Fitting Technologies, Inc.
February 12, 2010
Page 2

<u>Summary of Prospectus, page 4</u>

<u>Where You Can Find Us, page 4</u>

2. Please disclose here that you intend to conduct all of your business in China and that your principal executive offices are located there. To the extent that the company's business will be conducted through a Chinese subsidiary, please disclose.

3. We note that your prospectus disclosures do not address limitations imposed by Chinese laws and regulations on foreign investments and ownership in Chinese businesses. In an appropriate section of the filing, please disclose the Chinese legal framework pursuant to which you, as a Nevada corporation, will be able to conduct business operations in China, and, to the extent necessary, include appropriate risk factor disclosure.

4. Please clarify here or in an appropriate section of the filing the purpose of the "product examining and detecting center" and the type of lab qualification you intend to receive and how such qualification will further your business plan, by explaining the types of research projects you seek to develop with universities and field professionals. Also, please provide examples of the type of national standards you refer to at the end of the last paragraph.

<u>Risk Factors, page 6</u>

5. Please note that the risk factor disclosure should focus on the most significant, currently material risks that are unique to you and your business. For example:
   o In the risk factor "The Company is Subject to the Risks Inherent in the Creation of a New Business" on page 6, it is unclear how the risks described are unique to you and your business;
   o In the risk factor "We Do Not Have Any Signed Agreements…" on page 7 it is not readily apparent how the lack of written agreements negatively impacts your business;
   o You must elaborate on the world events and other factors which may cause your revenue to fluctuate (see "Our Revenue is Subject to Volatility…" risk factor on page 8); and
   o The risk factor "We May Not Be Able to Raise Additional Capital…" on page 8 is duplicative with the risk factor "APFT May Not Be Able to Attain Profitability…" on page 10 (we make a similar observation with respect to the first risk factor on page 9 and the second risk factor on page 10).

   Please revise your risk factor disclosure accordingly. See Item 503(c) of Regulation S-K.

Description of our Business, page 13

6. Please describe in detail what your "suppliers unique supply chain setup" is by disclosing, among other things, who your suppliers are, what makes your supply chain unique and provide the basis for your statement that you hope to enjoy competitive advantage via your "well managed relationship with these cost leaders."

Industry Background, page 13

7. We note that in the first paragraph on page 14 you cite as basis of your industry data the "2008-2012 Chinese Pipe Fitting Industry market survey and investment forecast report." We also note that the website address set forth in your disclosure contains information only in the Chinese language. Please advise investors where they may access an English translation of such report.

Principal Services and Their Markets, page 14

General

8. Please note that pursuant to Item 101(a)(2) of Regulation S-K, your disclosure should identify any significant steps or milestones and any significant expenditures that will be completed for the remainder of your fiscal year. Further, please discuss when in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business by, among other things, listing the categories of expenditures and identifying the potential sources of cash. Please revise your disclosure to provide detailed qualitative and quantitative disclosure of your business plan and deliverables, to identify, among other things:
    o   Where you are in the process of completing the "integrated brand development" as well as the product examining and detecting center and the resources required to complete these two initiates; and
    o   Other specific projects or deliverables to help investors understand how close you are to generating revenues.

9. With respect to your group of suppliers, please expand your disclosure to identify the geographical concentration of your suppliers and the ongoing or anticipated projects for which you intend to serve as "one stop pipe fitting product super store for business clients." Please tie your disclosure here with the "Sources of and Availability of Services" discussion on page 16 and expand the disclosure about the Yan Shan area to describe in detail the referenced economic mosaic.

Distribution Methods, page 15

10. Please describe the payment terms for product orders placed through your B2B website, and, considering that you will not carry inventory or provide guarantees for those products, please describe the anticipated material terms of the business arrangement between you and the suppliers. Specifically explain how you will derive your revenues.

Government and Industry Regulations, page 16

11. Please revise your disclosure to indicate where you are in the process of acquiring the certificates of approval and whether you anticipate any difficulties in securing them.

Selling Shareholders, page 7

12. Please disclose when the private placement(s) of your securities to the selling shareholders took place, as well as what the total amount of proceeds received by the company from the sale of the securities to the selling shareholders was.

13. In the Selling Shareholders table, you have identified Mr. Xing as the CFO; however, on page 38, you have listed Mr. Liu as the company's CFO (we note that Mr. Liu has also signed the registration statement as the company's CFO). Please revise your disclosure to make them consistent.

14. The last sentence in the third paragraph of your disclosure is ambiguous. Please explain your statement that your affiliates are "offering their shares under Rule 144 and the 1% Rule."

15. Please revise your disclosure at the beginning of page 19 to indicate that four of your selling shareholders are affiliates of the company, including the CEO and CFO.

Sales by Selling Shareholders, page 19

16. Please clarify at the beginning of page 20 that the sale price to the public is fixed at $0.25 per share until a market for your shares is developed. In addition, please remove disclosure in the last paragraph where you state that the fixed offering price "may be changed."

Interests of Named Experts and Counsel, page 21

17. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Description of Property, page 21

18. In accordance with Item 102 of Regulation S-K, please disclose the location and general character of the principal offices.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview/Business of Issuer/Plan of Operation, page 33

19. Please revise your disclosure to remove any implication that you currently sell or distribute any of your pipefitting products. In addition, please tell us how you are deriving the exact percentages of domestic and international sales.

Liquidity, page 34

20. Please expand your disclosure to identify the shareholders upon whom you are relying for loans. Discuss whether any of the shareholders are committed to loaning you money and, if so, describe the terms of the commitments.

21. Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We note your risk factor on this issue.

Going Concern, page 36

22. Disclosure following the first paragraph does not appear to be relevant or responsive to any items of Form S-1. Please revise your disclosure accordingly. We make a similar observation about disclosure found on page 39.

Officers and Key Personnel of the Company, page 38

23. In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Li's business experience "as an expert and insider of Pipe Fitting Industry" during the 2008 to present period.

Certain Relationships and Related Transactions, page 40

24. Please disclose the capacity pursuant to which Messrs. Xing and Xie and Ms. Smith performed services to the company in exchange for shares of the company's common stock. Also, consider whether you should revise your disclosure at the beginning of page 19 regarding the existence of any material relationships between you and Ms. Smith (we note that Ms. Smith is a selling shareholder).

Recent Sales of Unregistered Securities, page 43

25. Please revise your disclosure to include all of the information required by Item 701 of Regulation S-K. We also note the Form D that you filed with the Commission on December 10, 2009.

Undertakings, page 44

26. Please remove paragraphs (b) and (c) in the middle and at the end of page 45, respectively, as redundant with paragraph (b) at the end of page 44 and paragraph (c) at the beginning of page 45.

Signatures

27. Please have the registration statement signed by the principal executive officer and principal accounting officer or controller.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3397 with any other questions.

                                    Sincerely,

                                    Jay E. Ingram
                                    Legal Branch Chief

cc: Jay Smith, Esq.
        Novi & Wilkin, Attorneys at Law
        via facsimile at (775) 201-8331